December 2, 2019

Rajiv Tata
Deputy General Counsel and Secretary
DUCOMMUN INC /DE/
200 Sandpointe Avenue
Suite 700
Santa Ana, CA 92707

       Re: DUCOMMUN INC /DE/
           Registration Statement on Form S-3
           Filed November 21, 2019
           File No. 333-234808

Dear Mr. Tata:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Purnell at 202-551-3454 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing